Colombia Goldfields Ltd.
8 King Street East, Suite 208
Toronto, Ontario
Canada  M5C 1B5

September 15, 2008

VIA FAX AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Anne Nguyen Parker, Branch Chief

Colombia Goldfields Ltd.
Registration Statement on Form S-1

Dear Ms. Parker:

Colombia Goldfields Ltd. (the “Company”) filed on September 4, 2008 by way of EDGAR, Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-151926) (as amended, the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as is necessary to accelerate the effective date of the Registration Statement to 9:00 a.m. on September 17, 2008 or as soon as practicable thereafter.

In making such request, the Company hereby acknowledges the following:

1.

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions or comments regarding this letter to Shane Smyth (416-360-2965) of Shearman & Sterling LLP, the Company’s counsel.  Please also notify Shane Smyth of the effectiveness of the Registration Statement.

Very truly yours,

COLOMBIA GOLDFIELDS LTD.

By: /s/ James Kopperson
Name: James Kopperson
Title: Chief Financial Officer

cc:

Sean Donahue

Securities and Exchange Commission

Christopher J. Cummings
Shane M. Smyth

Shearman & Sterling LLP